FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furrnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Paris, May 5, 2009

Press release

FIRST QUARTER 2009 RESULTS

KEY NUMBERS FOR THE FIRST QUARTER 2009

•

Revenues of Euro 3.598 billion, down 6.9% year-over-year

•

Adjusted[2] gross profit of Euro 1.133 billion or 31.5% of revenues

•

Adjusted[2] operating income[1] of Euro (254) million or (7.1)% of revenues

•

Operating cash flow[3] of Euro (43) million

•

Net debt of Euro (841) million as of March 31, 2009

•

Full-year 2009 guidance to break-even at the adjusted operating income level reiterated

EXECUTIVE COMMENTARY

Ben Verwaayen, CEO, commented:

“This quarter was about putting together the new Alcatel-Lucent. I am pleased with the customer response to our new direction and strategy. Their confidence in our capabilities is strong, as illustrated by our recent wins in 3G and LTE as well as the encouraging increase in our order intake in both North America and Asia Pacific”.

“As we discussed before, 2009 will be a year of transition. We are reshaping the company and aggressively pursuing our product portfolio rationalization, co-sourcing, working capital management and SG&A reduction programs”.

“While expected, given seasonality and tough market conditions, we are not pleased with the operating loss incurred in the first quarter. Our guidance for the year remains unchanged and we are taking appropriate actions”.

KEY HIGHLIGHTS

•

First quarter revenue decreased 6.9% year-over-year and 27.4% sequentially to Euro 3.598 billion.  At constant currency exchange rates, revenue fell by 11.2% year-over-year and 28.3% sequentially, with a mixed performance among each of the four segments. On the one hand, Carrier and Enterprise revenues declined at double-digit rates year-over-year at constant currency, reflecting capital constraints in fixed and mobile access, switching and enterprise voice telephony, only partly offset by the growth in IP, W-CDMA and submarine optics. On the other hand, Applications software revenues grew at a mid-single digit rate at constant currency while Services revenues grew in the high teens. From a geographic standpoint, the decline is largely attributable to North America where revenues decreased 28% year-over-year at constant currency and to a lesser extent Asia Pacific (-8%), while Europe (-1.5%) and the rest of the world (+1%) showed good resilience.

•

Adjusted operating income of Euro (254) million or (7.1%) of revenue. Adjusted gross margin came in at 31.5% of revenue for the quarter, down from 36.2% in the year ago quarter and 33.3% in the fourth quarter 2008. Both the year-over-year and sequential declines in gross margin were largely driven by volumes and the product/geographic mix. The year-over-year decline was also impacted by the recovery of the US dollar as well as the non recurrence of the hedging gain booked in the year ago quarter (90bp impact on the gross margin). Operating expenses were up slightly year-over-year and sequentially, reflecting the strong reduction in R&D capitalization, the non recurrence of the one time items (sale of patents) booked in both the first quarter 2008 and in the fourth quarter 2008 and finally (on a year-over-year basis only), the recovery of the US dollar. Excluding the impact of capitalization and one time items, gross R&D expenses were flat year over year and up 3.3% sequentially. SG&A expenses fell 3.7% year-over-year and 4.7% sequentially.

•

Net debt of Euro (841) million, versus Euro (389) million as of December 31, 2008. The sequential increase in net debt of Euro (452) million primarily reflects the adjusted operating loss reported in the quarter, interest expenses of Euro (75) million, restructuring cash outlays of Euro (178) million and contribution to Pensions and OPEB of Euro (50) million. Effective January 1st 2009, operating cash flow (now defined as cash generated from operations after changes in working capital but before interest/tax paid, restructuring cash outlay and pension & OPEB outlay) has been introduced as a key metric for management compensation. For the quarter, the operating cash flow was Euro (43) million, compared to Euro 131 million in the first quarter 2008 and Euro 663 million in the fourth quarter 2008.

•

Material debt repayment carried out in the first quarter. Alcatel-Lucent paid-off the 4.375% bond due February 2009 for a nominal value of Euro 777 million. The company repurchased at a substantial discount USD 99 million (nominal value) of the Lucent 7.75% USD convertible bond due March 2017. With cash and marketable securities of Euro 3.34 billion as of March 31st 2009, the imminent sale of its stake in Thales and a Euro 1.4 billion credit line, Alcatel-Lucent remains adequately funded.

•

Funded status of Pensions and OPEB of Euro (545) million at end March, compared to Euro (429) million as of December 31, 2008.  This slight sequential widening of the deficit mainly reflects a decline in plan assets, almost offset by the reduction in the net present value of benefit obligations due to an increase in the discount rate for US pensions. The final assessment of private equity and real estate assets as of December 31, 2008 confirmed that all large US plans remained overfunded from an ERISA perspective at the end of last year. Alcatel-Lucent thus reiterates its earlier statement that it does not expect any funding contribution through 2010.

OUTLOOK AND PROGRESS ON STRATEGIC PLAN

Alcatel-Lucent reiterates its guidance for 2009. The company continues to expect the global telecommunications equipment and related services market to be down between 8% and 12% at constant currency in 2009. The company still anticipates an adjusted operating profit around break-even in 2009.

Progress on cost reduction plan: As far as simplifying the organization structure is concerned, 290 management positions have been eliminated out of the 1,000 planned. The number of contractors has been reduced by about 770 out of the 5,000 plan. In all, the company still projects that, by the fourth quarter 2009, on an annual run rate basis, it should achieve total cost and expense savings of Euro 750 million at constant exchange rate.

Alcatel-Lucent is actively sharpening its portfolio around its "high leverage network" strategy, which aims at ensuring continuous and cost-effective scaling of bandwidth from the access to the transport layer, while instrumenting the network with built-in service and application awareness as well as traffic optimization capabilities. Combined with its expertise in application enablers, enterprise solutions and integration services, Alcatel-Lucent believes that the high leverage network will enable its carrier customers to deliver and manage both their own as well as third-party advanced applications, compelling content and personalized services to residential, business and mobile users. For example, the company is currently:

•

boosting its investment in next generation wireless access (LTE, W-CDMA, converged RAN), fixed access (VDSL, GPON), IP (Service routers, Carrier Ethernet, Evolved packet core, IMS) and optics (WDM, Microwave packet radio, Packet optical transport); in 2009, these segments are expected to account for slightly less than 60% of our R&D investments versus slightly more than 40% in 2008;

•

Rationalizing its spend to optimize margins and cash returns in mature platforms (ATM-based ADSL, TDM switching, CDMA 1x, GSM, ATM, legacy optics);

•

Reducing exposure to the segments where it lacks scale or where the market opportunity is smaller than anticipated (Mobile WiMAX, CPE, non IMS-based fixed NGN, some legacy applications).

Creating a more agile company. Alcatel-Lucent is engaged in active discussions with potential co-sourcing partners. The aim is to develop a joint go-to-market approach to leverage the IT/telecommunications convergence and help Alcatel-Lucent optimize its efficiency in areas such as IS/IT, finance, HR and R&D.

Sale of our stake in Thales is imminent. The planned sale of our 20.8% stake in Thales to Dassault Aviation for Euro 1.6 billion has been approved by all relevant regulatory authorities and the closing of this transaction should take place in the second quarter. The company will also receive a lump sum payment of Euro 130 million this quarter, related to an earn-out clause attached to the sale of its satellite business to Thales in 2007.

REPORTED RESULTS

In the first quarter, the reported net loss (group share) was Euro 402 million or Euro (0.18) per diluted share (USD (0.24) per ADS), including the negative after tax impact from Purchase Price Allocation (PPA) entries of Euro (44) million.

Reported Profit & Loss	First	First	% change,	Fourth	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
In Euro million except for EPS	2009	2008	(% or pt)	2008	(% or pt)
Revenues	3,598	3,864	-6.9%	4,954	-27.4%
Gross profit	1,133	1,397	-18.9%	1,646	-31.2%
in % of revenues	31.5%	36.2%	-4.7 pt	33.2%	-1.7 pt
Operating income (1)	-326	-106	Nm	156	Nm
in % of revenues	-9.1%	-2.7%	-6.3 pt	3.1%	-12.2 pt
Net income (loss) (Group share)	-402	-181	Nm	-3,892	Nm
EPS diluted (in Euro)	-0.18	-0.08	Nm	-1.72	Nm
E/ADS* diluted (in USD)	-0.24	-0.13	Nm	-2.40	Nm
Number of diluted shares (million)	2259.7	2259.1	0.0%	2259.4	0.0%
* E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.3261 as of March 31 2009, 1.5805 as of March 31 2008 and 1.3919 as of December 31 2008.

ADJUSTED RESULTS

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The first quarter 2009 adjusted2 net loss (group share) was Euro (358) million or Euro (0.16) per diluted share (USD (0.21) per ADS), which mainly includes a restructuring charge of Euro (78) million, a net financial loss of Euro (13) million, adjusted income tax charge of Euro (22) million and minority interest of Euro 20 million.

Adjusted Profit & Loss	First	First	% change,	Fourth	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
In Euro million except for EPS	2009	2008	(% or pt)	2008	(% or pt)
Revenues	3,598	3,864	-6.9%	4,954	-27.4%
Gross profit	1,133	1,399	-19.0%	1,648	-31.3%
in % of revenues	31.5%	36.2%	-4.7 pt	33.3%	-1.8 pt
Operating income (1)	-254	36	Nm	297	Nm
in % of revenues	-7.1%	0.9%	-8.0 pt	6.0%	-13.1 pt
Net income (loss) (Group share)	-358	-95	Nm	-1,321	Nm
EPS diluted (in Euro)	-0.16	-0.04	Nm	-0.58	Nm
E/ADS* diluted (in USD)	-0.21	-0.07	Nm	-0.81	Nm
Number of diluted shares (million)	2259.7	2259.1	0.0%	2259.4	0.0%
* E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.3261 as of March 31 2009, 1.5805 as of March 31 2008 and 1.3919 as of December 31 2008.

KEY FIGURES

Geographic breakdown	First	First	% change,	Fourth	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2009	2008	(% or pt)	2008	(% or pt)
North America	1,113	1,339	-16.9%	1,397	-20.3%
Asia Pacific	649	668	-2.8%	1,007	-35.6%
Europe	1,248	1,280	-2.5%	1,717	-27.3%
RoW	588	578	1.8%	833	-29.4%
Total group revenues	3,598	3,864	-6.9%	4,954	-27.4%

Segment breakdown	First	First	% change,	Fourth	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2009	2008(*)	(% or pt)	2008(*)	(% or pt)
Carrier	2,219	2,581	-14.0%	3,129	-29.1%
- o/w IP	287	274	4.7%	347	-17.3%
- o/w Optics	657	671	-2.1%	970	-32.3%
- o/w Wireless	911	1,111	-18.0%	1,288	-29.3%
- o/w Wireline	394	550	-28.4%	562	-29.9%
- o/w eliminations	-30	-25	20.0%	-38	-21.1%
Applications Software	255	225	13.3%	329	-22.5%
Enterprise	245	297	-17.5%	318	-23.0%
Services	797	661	20.6%	1,035	-23.0%
Other & eliminations	82	100	Nm	143	Nm
Total group revenues	3,598	3,864	-6.9%	4,954	-27.4%
* Restated to reflect new segment reporting structure of the Group, effective January 1st, 2009.

Breakdown of segment	First	First	% change,	Fourth	% change
operating income (1) (loss)	quarter	quarter	y-o-y	quarter	q-o-q
(in Euro million)	2009	2008(*)	(% or pt)	2008(*)	(% or pt)
Carrier	-154	-2	Nm	148	Nm
In % of revenues	-6.9%	-0.1%	-6.9 pt	4.7%	-11.7 pt
Applications software	-26	-24	Nm	15	Nm
In % of revenues	-10.2%	-10.7%	0.5 pt	4.6%	-14.8 pt
Enterprise	-36	11	Nm	28	Nm
In % of revenues	-14.7%	3.7%	-18.4 pt	8.8%	-23.5 pt
Services	-63	2	Nm	80	Nm
In % of revenues	-7.9%	0.3%	-8.2 pt	7.7%	-15.6 pt
Other & eliminations	25	49	Nm	26	Nm
Segment op. income (loss)	-254	36	NM	297	Nm
* Restated to reflect new segment reporting structure of the Group, effective January 1st, 2009.

Cash Flow highlights	First quarter	Fourth quarter	First quarter
In Euro million	2009	2008	2008
Net (debt)/cash at beginning of period	-389	-600	271
Adjusted operating income	-254	297	36
Depreciation & Amort; OP non cash; other	136	361	209
Op. Cash Flow before change in WCR*	-118	658	245
Change in operating & other WCR	75	5	-114
Operating Cash Flow **	-43	663	131
Interest	-75	-32	-108
Taxes	-24	-23	-38
Cash contribution to pension & OPEB	-50	99	-118
Restructuring cash outlays	-178	-172	-119
Cash flow from operating activities	-370	535	-252
Capital expenditures (incl. R&D cap.)	-165	-285	-196
Free Cash Flow	-535	250	-448
Disposals, Discontinued, Cash from financing & Forex	83	-39	147
Change in net(debt)/cash position	-452	211	-301
Net (debt)/cash at end of period	-841	-389	-30

*

Before changes in working capital, interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

**

Operating cash flow now defined as cash generated from operations after changes in working capital but before interest/tax paid, restructuring cash outlay and pension & OPEB outlay

Balance sheet - Assets	March 31,	Dec. 31,	March 31,
In Euro million	2009	2008	2008
Total non-current assets	12,547	12,742	19,299
of which Goodwill & intangible assets, net	6,920	6,782	10,835
of which Prepaid pension costs	2,315	2,298	3,244
of which Other non-current assets	3,312	3,662	5,220
Total current assets	13,102	14,569	12,889
of which OWC assets	6,890	7,120	6,769
of which other current assets	2,877	2,856	1,364
of which marketable securities, cash & cash equivalents	3,335	4,593	4,756
Total assets	25,649	27,311	32,188

Balance sheet - Liabilities and shareholders' equity	March 31,	Dec. 31,	March 31,
In Euro million	2009	2008	2008
Total shareholders equity	4,893	5,224	10,964
of which attributable to the equity holders of the parent	4,290	4,633	10,452
of which minority interests	603	591	512
Total non-current liabilities	10,550	10,400	10,009
of which pensions, and other post-retirement benefits	4,878	4,807	4,184
of which long term debt	4,077	3,998	3,621
of which other non-current liabilities	1,595	1,595	2,204
Total current liabilities	10,206	11,687	11,215
of which provisions	2,087	2,424	2,375
of which short term debt	186	1,097	1,211
of which OWC liabilities	5,638	5,688	5,350
of which other current liabilities	2,295	2,478	2,279
Total liabilities and shareholder's equity	25,649	27,311	32,188

BUSINESS COMMENTARY

CARRIER SEGMENT

For the first quarter 2009, revenues for the Carrier segment were Euro 2.219 billion, a decrease of 14.0% compared to Euro 2.581 billion in the year-ago quarter and a decrease of 29.1% compared to Euro 3.129 billion in the fourth quarter 2008. At constant currency exchange rates, Carrier revenues decreased 18.3% year-over-year and 30.7% sequentially. The segment posted an adjusted2 operating1 loss of Euro (154) million or an operating margin of (6.9) % compared to a loss of Euro (2) million or a margin of (0.1) % in the year ago period.

Key highlights:

•

Good growth in IP. Revenues for the IP division were Euro 287 million, an increase of 4.7% from the year ago quarter. Alcatel-Lucent enjoyed another quarter of solid growth in IP/MPLS service routers, with particular strength in EMEA, partly offset by the continuing decline in ATM revenues. Alcatel-Lucent continues to invest in its IP portfolio to expand its addressable market: on April 1st, leveraging its unique strengths in IP and Wireless, the company announced the introduction of a new packet core gateway based on the 7750 Service Router, a product which is expected to be used as one of the key elements of the evolved packet Core in the Verizon LTE roll-out.

•

Resilience in Optics: Revenues for the Optics division were Euro 657 million, a 2.1% decline from the year ago quarter, with contrasted market dynamics. On the one hand, revenues from long distance Dense-Wave Division Multiplexing (D-WDM), optical cross connects and wireless transmission declined. On the other, metro aggregation grew at a double-digit rate and submarine optics grew strongly.

•

Wireless impacted by the decline in 2G: Revenues for the Wireless Networks division were Euro 911 million, a decline of 18.0% from the year ago quarter. CDMA revenues declined materially which was driven largely by lower sales in North America, only partially offset by the roll-out of EV-DO in China. GSM also declined significantly, as slower economic growth and in some cases currency devaluations impacted this activity in Asia-Pacific, the Middle East and Africa. W-CDMA revenue increased very strongly, driven by North America and initial roll-outs in China. Finally, the company’s LTE solution is getting increased traction in the market place: in addition to its selection as one of the two vendors for Verizon, Alcatel-Lucent was shortlisted in several LTE trials this quarter.

•

Slowdown in access and switching: Revenues for the Wireline networks division were Euro 394 million, a decline of 28.4% from the year ago quarter. This decline was largely driven by legacy ADSL access and core switching, partially offset by the growth in VDSL and home networking (DSL CPE and GPON ONTs). Alcatel-Lucent’s IMS solution continued to gain traction and was selected by 4 new customers this quarter, including FT/Orange as part of its planned replacement of H323 technology by a SIP based platform for its VoIP services.

APPLICATIONS SOFTWARE SEGMENT

For the first quarter 2009, revenues for the Applications software segment were Euro 255 million, an increase of 13.3% compared to Euro 225 million in the year-ago quarter and a decrease of 22.5% compared to Euro 329 million in the fourth quarter 2008. At constant currency exchange rates, Applications software revenues increased 4.5% year-over-year and decreased 24.5% sequentially. The segment posted an adjusted2 operating1 loss of Euro (26) million or an operating margin of (10.2) % compared to an adjusted2 operating1 loss of Euro (24) million or a margin of (10.7) % a year ago.

Key highlights

Carrier applications revenue grew at a double-digit rate this quarter, which was largely driven by rich communications solutions (IMS applications and messaging) in North America, the successful integration of the Motive portfolio and to a lesser extent payment and subscriber data management in Asia-Pacific, fuelled by wireless subscriber growth and the roll of 3G in China. Alcatel-Lucent secured a relevant number of design wins this quarter, mostly around rich communications, highlighting a strong response from operators, especially in North America, to the initial roll-out of its applications enablement strategy.

Genesys, the contact centre software activity, saw a decline in revenues this quarter due to the combination of strong results in the year-ago quarter, when a major contract was landed with a large European operator, and the slow-down in corporate investment. The profitability of the segment was roughly unchanged this quarter, as the cost reduction actions were offset by the reduced contribution from Genesys to revenues.

ENTERPRISE SEGMENT

For the first quarter 2009, revenues for the Enterprise segment were Euro 245 million, a decrease of 17.5% compared to Euro 297 million in the year-ago quarter and a decrease of 23.0% compared to Euro 318 million in the fourth quarter 2008. At constant currency exchange rates, Enterprise revenues decreased 19.5% year-over-year and 23.1% sequentially. The segment posted an Adjusted2 operating1 loss of Euro (36) million, or (14.7) % of revenues compared to a profit of Euro 11 million or 3.7 % in the year-ago quarter.

Key highlights:

•

Revenues from Enterprise solutions declined in the low teens this quarter, as constraints in corporate investment impacted the voice telephony market, primarily in the SMB space, while the large enterprise market proved more resilient. Revenues were approximately stable in data networking and grew in security solutions and unified communications.

•

Revenues from Industrial components were the most impacted by the global market conditions and declined at a material rate this quarter.

•

From a geographic standpoint, Europe and Asia Pacific were the weakest, while North America saw a limited decline and Central and Latin America enjoyed slight growth.

•

The operating loss incurred by the segment is largely due to volumes and, to a lesser extent, mix.

SERVICES SEGMENT

For the first quarter 2009, revenues for the Services segment were Euro 797 million, an increase of 20.6% compared to Euro 661 million in the year-ago quarter and a decrease of 23.0% compared to Euro 1,035 million in the fourth quarter 2008. At constant currency exchange rates, Services revenues increased 19.1% year-over-year and decreased 23.7% sequentially. Adjusted2 operating loss1 was Euro (63) million or (7.9)% of revenues compared to an adjusted2 operating profit1 of Euro 2 million or 0.3% of revenues in the year ago quarter.

Key highlights:

•

Managed & Outsourcing solutions grew very strongly this quarter, driven by the many large contracts signed throughout the year 2008 and which had not come into effect in the first quarter of last year. Alcatel-Lucent signed three new managed services contracts this quarter, including BASE in Belgium.

•

The adjusted2 operating loss1 is attributable to 1) a mix impact, with a lower revenue contribution from N&SI and maintenance and a higher contribution from managed services; 2) the high proportion of network managed services contracts that are in ramp-up phase and 3) a lower margin yield in N&SI due to the mix of projects completed this quarter.

Alcatel-Lucent will host a press and analyst conference at its headquarters at 1:00 p.m. CET which can be followed through audio webcast at http://www.alcatel-lucent.com/1q2009

Notes

All adjusted figures are unaudited.

1-

Operating income (loss) is the Income (loss) from operating activities before restructuring costs, impairment of assets, gain (loss) on disposals of consolidated entities and post-retirement benefit plan amendment.

2-

“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation (See annex for detailed information).

3-

“Operating cash flow” is now defined as cash flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

2009 Upcoming events/ announcements

May 29, 2009 Annual shareholders’ meeting

July 30, 2009 Second quarter 2009 results

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) is the trusted partner of service providers, enterprises and governments worldwide, providing solutions that to deliver voice, data and video communication services to end-users. A leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent leverages the unrivalled technical and scientific expertise of Bell Labs, one of the largest innovation powerhouses in the communications industry. With operations in more than 130 countries and the most experienced global services organization in the industry, Alcatel-Lucent is a local partner with a global reach. Alcatel-Lucent achieved revenues of Euro 16.98 billion in 2008 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Peter Benedict	Tel: + 33 (0)1 40 76 50 84	pbenedict@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Rémi Thomas	Tel: + 33 (0)1 40 76 50 61	remi.thomas@alcatel-lucent.com
Tom Bevilacqua	Tel: + 1 908 582 79 98	bevilacqua@alcatel-lucent.com
Tony Lucido	Tel: + 33 (0)1 40 76 49 80	alucido@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this press release consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent such as (i) adjusted operating profit around break-even in 2009; and (ii) cost reduction by Euro 750 million on an annual run rate by end of 2009. . Words such as "expects," "anticipates," "targets," "projects," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to operate effectively in a highly competitive industry with many participants; our ability to keep pace with technological advances and correctly identify and invest in the technologies that become commercially accepted; difficulties and delays in our ability to execute on our strategic plan to reduce costs, sell our ownership stake in Thales, co-source certain business processes, and adjust our portfolio by boosting investment in certain segments and reducing spending in others; fluctuations in the telecommunications market; exposure to the pricing pressures in the regions in which we sell; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; customer demand for Alcatel-Lucent’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent's Form 20-F for the year ended December 31, 2008, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ADJUSTED PROFORMA RESULTS

	Q1-2009
(unaudited)	As reported	PPA	Adjusted
Revenues	3,598		3,598
Cost of sales (a)	(2,465)		(2,465)
Gross Profit	1,133	0	1,133
Administrative and selling expenses (b)	(768)	31	(737)
Research and Development costs (c)	(691)	41	(650)
Operating income (loss) (1)	(326)	72	(254)
Restructuring costs	(78)		(78)
Impairment of assets	0		0
Post-retirement benefit plan amendment	(2)		(2)
Gain/(los) on disposal of consolidated entities	0		0
Income (loss) from operating activities	(406)	72	(334)

Financial result (net)	(13)	0	(13)
Share in net income(losses) of equity affiliates	(9)		(9)
Income tax (expense) benefit (d)	6	(28)	(22)
Income (loss) from continuing operations	(422)	44	(378)
Income (loss) from discontinued activities	0		0
Net Income (loss)	(422)	44	(378)

of which : Group share	(402)	44	(358)
Minority interests	(20)		(20)
Earnings per share : basic	(0.18)		(0.16)
Earnings per share : diluted	(0.18)		(0.16)

(1)

Income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities and post-retirement benefit plan amendment

Corresponds to the measure of operating income (loss) of the segments (refer to note 4 of the consolidated financial statements at March 31, 2009).

PPA : Purchase Price Allocation entries related to Lucent business combination

Nature of PPA - non cash amortization charges included in Reported Accounts but excluded from Adjusted Accounts (cf. Note 3 to our Consolidated Financial Statements as of December 31, 2008)

These impacts are non recurring due to the different amortization periods depending on the nature of the adjustments, as indicated herefater.

(a)

Depreciation of the reevaluation to fair value of productive tangible assets

(b)

Amortization of intangibles assets - long term customer relationship (5-8 years)

(c)

Amortization of intangibles assets : Acquired technologies (5-10 years) and In Process R&D (5-8 years)

(d)

Normative tax impact at 39% on above PPA adjustments excluding goodwill impairment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: May 5 , 2009	By:	/s/ Paul Tufano
Paul Tufano
Chief Financial Officer